UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026.

Commission File Number: 001-39530

MindWalk Holdings Corp.

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701, United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated July 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINDWALK HOLDINGS CORP.
Date: July 23, 2026

	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	President and Chief Executive Officer